Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

The below communication was sent to certain customers and potential customers of Nuburu Inc. on August 8, 2022.

Dear NUBURU Community,

As you may be aware, over the last several months NUBURU has been considering various options to further grow its business.

Following extensive discussions and thoughtful consideration of the various options that were available to us, we are announcing today that we have entered into a business combination agreement with Tailwind Acquisition Corp. (Tailwind), a special purpose acquisition company (commonly referred to as a SPAC). The transaction is structured as a reverse merger with a wholly owned subsidiary of Tailwind in which existing NUBURU stockholders are expected to initially maintain a significant stake in the combined company.

Subject to the completion of the transaction, we expect to raise gross proceeds of up to approximately $334 million (assuming no redemptions from the trust account by the Tailwind public stockholders and before payment of transaction expenses), comprised of Tailwind’s cash currently held in trust. The company expects to also have access to additional financing following closing to fund its growth initiatives through a funding agreement with Lincoln Park Capital for up to an aggregate of $100 million subject to the conditions set forth in the purchase agreement entered into between Tailwind, NUBURU and Lincoln Park Capital.

We aim to complete the combination in early 2023, subject to, among other things, the approval by NUBURU’s stockholders and Tailwind’s stockholders, expiration of certain diligence periods without termination by Tailwind or Lincoln Park Capital and satisfaction or waiver of other customary closing conditions. At that time, we expect NUBURU to become a publicly traded company under the new ticker symbol “BURU”.

We carefully considered various options to best maximize NUBURU’s stockholder value, including raising new capital through private and traditional public market alternatives. After considering all of these avenues, we chose to pursue a SPAC process because it allows us to raise a substantial amount of capital quickly while fast tracking the path to being a public company and giving existing stockholders a clear path to achieve liquidity if they so desire. We are excited to have signed a definitive business combination agreement given the significant volatility and economic disruptions of today’s market.

This is a tremendous opportunity for our company. We would not be in this position today without the hard work and support of all of our investors and employees who have helped us build this company into what it is today. We are beyond grateful to you all for your part in this.

The opportunity before us represents a leveling-up in all respects. As this is an expedited process to going public, we are hard at work preparing quickly for this new chapter.

We appreciate that there will be a lot of questions, and we look forward to answering them as further details become public.

Thank you for your support and for having faith in us for all these years. We are excited for what’s ahead.

Mark Zediker

Chief Executive Officer

Caution Regarding Forward Looking Statements

This announcement contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this announcement, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, Tailwind, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and registration statement on Form S-4 that Tailwind intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind, referred to as a proxy statement/prospectus and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this announcement should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor NUBURU gives any assurance that either Tailwind or NUBURU or the combined company will achieve its expected results. Neither Tailwind nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information and Where to Find It

On July 13, 2022, Tailwind filed a preliminary proxy statement (the “Preliminary Extension Proxy Statement”) for a special meeting of the stockholders to be held to approve an extension of time for Tailwind to complete an initial business combination through March 9, 2023 (the “Extension Proposal”). Tailwind intends to file a definitive proxy statement (the “Definitive Extension Proxy Statement”) in connection with the Extension Proposal, which will be sent to its stockholders of record as of the record date set therein. Stockholders may obtain a copy of the Preliminary Extension Proxy Statement, as well as the Definitive Extension Proxy Statement, once available, at the SEC’s website (www.sec.gov).

Additional Information

This announcement relates to a proposed transaction between Tailwind and NUBURU. Tailwind intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Preliminary Extension Proxy Statement and, when available, the Definitive Extension Proxy Statement registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS ANNOUNCEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Tailwind and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in Tailwind’s registration statement on Form S-4, which is expected to be filed by Tailwind with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Tailwind with the SEC in connection with the business combination.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.